Exhibit 99.1

Diginex Announces Completion of Eight to One Stock Split Paid as Bonus Shares

LONDON, Sept 8, 2025 (GLOBE NEWSWIRE) – Diginex Limited (NASDAQ: DGNX) (“Diginex”), a leading provider of Sustainability RegTech solutions, today announced that it has completed the distribution of the bonus shares issuance, whereby 7 bonus ordinary shares were issued for every one ordinary share held on September 5, 2025, the record date. As of the close of business on September 8, 2025, each shareholder of record, as of September 5, 2025, received seven bonus ordinary shares for every one ordinary share held.

Following the distribution, the Company’s issued and outstanding ordinary shares have increased proportionately. As of September 8, 2025, the Company has approximately 201,950,104 ordinary shares issued and outstanding. The securities held by the holders of the Company’s warrants and options outstanding as of the record date, will be adjusted for the bonus shares issuance. As a result of the bonus share issuance, the Company’s authorized share capital and the par value per ordinary share remain unchanged, and there is no change to the Company’s CUSIP number or trading symbol.

The bonus share issuance was effected by the resolutions adopted by the Company’s board of directors, and no action was required from the Company’s shareholders. Shareholders holding shares through a brokerage account had their holdings automatically adjusted to reflect the bonus shares, while registered shareholders received their bonus shares via book entry by the Company’s transfer agent.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website:

https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact - Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact - US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

IR Contact - Asia

Shelly Cheng

Strategic Financial Relations Ltd.

Phone: +852 2864 4857

Email: sprg_diginex@sprg.com.hk